Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES INSIGHTEC MR-GUIDED FOCUSED ULTRASOUND RECEIVES REIMBURSEMENT FROM JAPANESE MINISTRY OF HEALTH, LABOR AND WELFARE FOR THE TREATMENT OF ESSENTIAL TREMOR

Tel Aviv, Israel, June 3, 2019, Elbit Imaging Ltd. (TASE, OTC US: EMITF) (“Elbit” or the “Company”) announced today that Insightec Ltd. (“Insightec”) announced today that it has received national reimbursement from the Japanese Ministry of Health, Labour and Welfare (MHLW) for treating essential tremor.

The Exablate Neuro device received MHLW approval to treat medication-refractory essential tremor in December 2016. There are currently nine Exablate Neuro systems in Japan performing the MR-guided focused ultrasound treatment for essential tremor on a routine basis.

The Company holds approximately 62% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (40% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (18% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical Industries through our indirect holdings in InSightec Ltd. and Gamida Cell Ltd.; (ii) land in India which are designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com